Exhibit 21

LIST OF SUBSIDIARIES

AS OF DECEMBER 31, 2009*

Name		Jurisdiction of Incorporation	Percent Ownership

1.	Priceline.com Europe Holdco, Inc.	Delaware	100%
2.	Priceline.com Holdco U.K. Limited	United Kingdom	100%
3.	priceline.com International Ltd.	United Kingdom	100%
4.	Booking.com Limited	United Kingdom	100%
5.	priceline.com Bookings Acquisition Company Limited	United Kingdom	100%
6.	Booking.com B.V.	The Netherlands	100%
7.	Lowestfare.com LLC	Delaware	100%
8.	Travelweb LLC	Delaware	100%
9.	Priceline.com Agoda Holdco, LLC	Delaware	100%
10.	priceline.com Mauritius Company Limited	Mauritius	100%

*                 Subsidiaries which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2009, have been excluded.